United States securities and exchange commission logo





                             February 26, 2021

       Nikolaos Vlahos
       Chief Executive Officer
       Honest Company, Inc.
       12130 Millennium Drive, #500
       Los Angeles, CA 90094

                                                        Re: Honest Company,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
29, 2021
                                                            CIK No. 0001530979

       Dear Mr. Vlahos:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 29, 2021

       Founder Letter, page iii

   1. Please include support for the statement that people continue to choose Honest over the status quo.
       Prospectus Summary
       Overview: The Honest Difference, page 1

   2. Please characterize the statements throughout this section relating to characteristics of your consumers as your
beliefs, or otherwise provide support for such statements. Please also define the term
"digitally-native." Please also explain how you have disrupted multiple product
categories and provide support for such statement.
 Nikolaos Vlahos
FirstName LastNameNikolaos Vlahos
Honest Company,  Inc.
Comapany26,
February  NameHonest
            2021      Company, Inc.
February
Page 2 26, 2021 Page 2
FirstName LastName
3. We note your reliance on a third-party study that you commissioned. Please disclose the entity from which you commissioned the report. Please also file the written consent of this entity as an exhibit to your registration statement. Refer to Rule 436 and Section 7 of the
         Securities Act.
4. We note your statement that "[o]ur integrated multi-category product architecture helps drive loyalty, increase our consumer wallet share and generate attractive consumer lifetime value." Please revise to provide support for these statements and quantify such measurements, to the extent possible. Please also tell us how you measure each of these categories and disclose how these measurements have changed from prior years. We note in particular that you have been in business since 2011, with newer product categories in
         Skin and Personal Care and Household and Wellness. Please tell us how this impacts your measurement of "consumer lifetime value."
5. You state that your direct connection with your community enables you to understand in
         real time what consumers    needs are and inspires your product
innovation pipeline.
         Please explain how you receive feedback from your consumers and what it means to "join the community of Honest loyalists."
6. We note your statement that you "strive to reduce our environmental footprint and expect our domestic Honest.com shipments to be carbon neutral during the first quarter of 2021."
         Please provide additional detail on this statement and explain whether your shipments are carbon neutral currently, given that you expect that this will be achieved by the end of the current quarter.
7. Please disclose in your summary that you have incurred net losses each year since your inception.
Our Industry
Rapidly Growing    Clean and Natural    Segment in Large Market, page 2

8. We note your statement that "[t]he historical leading brands in these categories generally focus on single categories and offer products made with conventional ingredients that are less aligned with increasing consumer preference for clean and natural solutions." Please disclose which brands you are referring to and how you define "conventional" versus
         "clean/natural" in the charts used on page 91, including the number of brands in each category. Please also explain what is meant by the "implied" clean and natural penetration of the "broader markets."
Our Strengths
Mission-Driven Brand Inspiring Deep Consumer Affinity Across Categories, page 4

9. We note your statements that "[o]ur brand promise results in deep consumer affinity, loyalty and broad desire to shop our brand across categories" and "[a]s we have become
         an increasingly integral part of consumers    lives, serving them
across their pregnancy,
         baby, beauty and household care needs, we have achieved significant wallet share, high
 Nikolaos Vlahos
FirstName LastNameNikolaos Vlahos
Honest Company,  Inc.
Comapany26,
February  NameHonest
            2021      Company, Inc.
February
Page 3 26, 2021 Page 3
FirstName LastName
         repeat purchasing rates and attractive consumer lifetime value." Please quantify these measurements so that investors understand what you consider to be "significant" and
         "high repeat" and "attractive" and include a description of how you measure these results and how they have changed in recent years.
10. We note that, according to a third-party study that you commissioned among then-current diaper, personal care and beauty buyers of certain brands, "Honest is ranked #1 or #3
         across indices of    better-for-you    credibility, expressive brand
personality and functional
         excellence." Please tell us how many consumers were surveyed in the study, the date of the study, and the number of other brands included in each category and whether such brands were conventional or part of the "clean and natural" segment. Please also provide additional detail on what "better-for-you credibility," "expressive brand personality," and
         "functional excellence" means with respect to the study, including how each of these categories are defined.
Deep Connection with our Customers, page 6

11. We note your statement that "[o]ur ability to own and nurture our consumer relationships represents a meaningful competitive advantage over traditional CPG peers, who largely rely on retailers and traditional mediums to sell their products." Please provide support for this statement with respect to your traditional CPG peers or revise to state that this is your belief.
In-House Product Development Capabilities that Power Innovation, page 6

12. We note your statement that "traditional CPG peers are generally less nimble and typically take one to two years to bring new products to market." Please provide additional support for this statement.

Managements Discussion and Analysis of Financial Condition and Results of Operations
IPO-Related Expenses, page 75

13. We note you expect to pay $9.5 million in bonuses to certain employees upon the closing of this offering. Please tell us what consideration was given to showing the pro forma balance sheet and EPS effect of this payment.
Non-GAAP Financial Measure, page 82

14.      We note your adjustment    Non-ordinary course litigation expenses
to arrive at Total
         Adjusted EBITDA. Please expand note (2) to explain specifically what this adjustment relates to.
Business
Continued Execution of Omnichannel Strategy to Drive Product Accessibility, page 95

15. We note that ACV is calculated as the dollar value of stores in which a product has
 Nikolaos Vlahos
FirstName LastNameNikolaos Vlahos
Honest Company,  Inc.
Comapany26,
February  NameHonest
            2021      Company, Inc.
February
Page 4 26, 2021 Page 4
FirstName LastName
         scanned in a geography divided by the dollar value of all the stores in that geography.
         Please explain what is meant by the dollar value of stores, product has scanned, and geography. Please also disclose how you define legacy brands, the specific brands that you are including for comparison here, and how you determined that these legacy brands have 95% to 100% ACV, as well as whether your competitors generally use the same measurement. Please also supplementally tell us how you obtain the data that you used for the calculations included here.
Business
Our Products, page 98

16. We note your claim that the materials in your diapers "differentiate them from over 90%
         of diapers produced by competitors in the marketplace, by volume." Please provide additional support for this statement, including whether this claim is based on one of the materials used in your diapers, multiple materials, or all the materials. Please also tell us how you define competitors in this context and how many competitors this includes.
17. Please explain what it means that your surface disinfecting spray is approved by the EPA.
         To the extent that this means that the spray meets certain criteria put forth by the EPA for a particular use, please disclose this and and remove any implication that the EPA has approved this product specifically.
Our Marketing Strategy, page 100

18. We note your social media platform presence, with over 43 million followers. Please tell us how you account for this number and whether this number includes the same followers using different multiple social media platforms.
Segment Reporting and Geographic Information, page F-7

19. We note your CODM organizes the Company, manages resource allocations and measures performance on the basis of one operating segment. You also state that Our category mix
         is a driver of our financial performance given each category   s
different margin profile.
         Even though our growth strategy aims to boost sales across all categories, we intend to prioritize growth in Skin and Personal Care given its attractive
margin characteristics...   .
         You further state that    We intend to continue to prioritize our
investments in Skin and
         Personal Care.    It appears that discrete financial information
related to your product
         categories is available and reviewed, and is also used to make resource allocation decisions. Please tell us how you determined that you have one reportable operating segment.

         Additionally, if you have more than one operating segment and you have aggregated them into one reportable operating segment, tell us how you how you met the aggregation criteria in ASC 280-10-50-11. Please specifically address how you determined that your product categories have similar economic characteristics.
 Nikolaos Vlahos
Honest Company, Inc.
February 26, 2021
Page 5
Impairment of Long-Lived Assets, page F-11

20. We note that you perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Please tell us how you have grouped your assets for purposes of impairment testing.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Sales Returns and Allowances, page F-13

21. Please tell us, and disclose if material, the amount of sales incentives recorded as a marketing expense in the periods presented.
Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3. Revenues, page F-20

22. We note that in 2019 you entered into an agreement to license your trademarks for the manufacture and distribution of baby apparel products in exchange for royalties. Please tell us where these royalties are recognized on the income statement, and to the extent they are material, provide a policy for your recognition of the related revenue.
Exhibits

23. We note that one of your customers accounts for 58% of your total accounts receivable and 26% of the total revenue for the year ended December 31, 2019. We note that another customer accounts for 14% of your total revenue for the year ended December 31, 2019.
         We also note that you currently buy all of your diapers from one supplier and substantially all of your wipes from one supplier. Please disclose these customers and suppliers and the material terms of your agreements with them and file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do
         so.
24.    We note that your products are manufactured by a limited number of third-party
       manufacturers, that you purchase significant amounts of product supply from a limited number of suppliers, a single distribution partner, and one major vendor for DTC shipping
FirstName LastNameNikolaos Vlahos
       requirements. To the extent you have an agreements with these parties, please file them as
Comapany   NameHonest
       material contracts Company,
                           or explain Inc.
                                      why you are not required to do so. Please
also ensure all
       material
February        terms
          26, 2021    of 5such agreements are disclosed in the registration
statement.
                   Page
FirstName LastName
 Nikolaos Vlahos
FirstName LastNameNikolaos Vlahos
Honest Company,  Inc.
Comapany26,
February  NameHonest
            2021      Company, Inc.
February
Page 6 26, 2021 Page 6
FirstName LastName
        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services